Annex A

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $562.5 million, assuming an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $37.5 million, in the aggregate.

We intend to contribute all of the net proceeds from this offering to Parsley LLC in exchange for PE Units. Parsley LLC will use (i) approximately $6.7 million to make a cash payment in settlement of the Preferred Return, (ii) $165.3 million to reduce amounts drawn under Parsley LLC's revolving credit facility, (iii) $132.8 million to fund the OGX Acquisition and related fees and expenses and (iv) any remaining net proceeds to fund a portion of our exploration and development program. In the event the acquisition of the OGX Acquisition does not close, we would use the net proceeds for general corporate purposes, including to fund a portion of our exploration and development program.

Our revolving credit facility matures on September 10, 2018. As of March 31, 2014, the revolving credit facility had a balance of approximately $130.0 million and bore interest at a weighted average interest rate of 2.56%. The borrowings to be repaid were incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our revolving credit facility, we may at any time reborrow amounts repaid under our revolving credit facility and we expect to do so to fund our capital program and for other general corporate purposes.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 6,585,000 additional shares of our Class A common stock. We will use the proceeds from the sale of these additional shares for to fund our exploration and development program.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $34.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds to fund our exploration and development program. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds directed to reduce amounts drawn under Parsley LLC's revolving credit facility. Any reduction in net proceeds may cause us to need to borrow additional funds under our credit facilities to fund our operations, which would increase our interest expense and decrease our net income.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders.

Annex B

Proved Undeveloped Reserves (PUDs)

As of December 31, 2013 our proved undeveloped reserves were composed of 15,947 MBbls of oil, 46,517 MMcf of natural gas and 7,595 MBbls of NGLs, for a total of 31,295 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

The following table summarizes our changes in PUDs during the year ended December 31, 2013 (in MBoe):

Balance, December 31, 2012	12,984
Purchases of reserves	10,144
Extensions and discoveries	15,080
Revisions of previous estimates	(1,149)
Transfers to proved developed	(5,764)
Balance, December 31, 2013	31,295

Extensions and discoveries of 15,080 MBoe during the year ended December 31, 2013, resulted primarily from the drilling of new wells during the year and from new proved undeveloped locations added during the year.

Costs incurred relating to the development of locations that were classified as PUDs at December 31, 2012 were $78.9 million during the year ended December 31, 2013. Additionally, during 2013 we spent approximately $189.5 million drilling and completing other in-field wells which weren't classified as PUDs as of December 31, 2012. Estimated future development costs relating to the development of PUDs at December 31, 2013 were projected to be approximately $78.2 million in the year ended December 31, 2014, $110.7 million in 2015, $62.7 million in 2016, $112.5 million in 2017 and $127.8 million in 2018. As we continue to develop our properties and have more well production and completion data, we believe we will continue to realize cost savings and experience lower relative drilling and completion costs as we convert PUDs into proved developed reserves in upcoming years. All of our PUD drilling locations are scheduled to be drilled within five years of their initial booking.

As of December 31, 2013, approximately 6% of our total proved reserves were classified as proved developed non-producing.

<u>Annex C</u>

Randolph Newcomer, Jr.—Director. Mr. Newcomer serves as the Chief Executive Officer and President of Riverbend Oil & Gas, L.L.C. (and affiliates), a position he has held since forming Riverbend in 2003. Mr. Newcomer served as a Vice President of EnCap Investments L.P. (from 1997 to 2003, Houston) where he evaluated and co-managed a multitude of E&P financings involving mezzanine debt and equity investments. Mr. Newcomer began his career in 1989 at Amoco Production Company (Houston) serving in diverse production and reservoir engineering, business development, and acquisition and divestment roles (notably on the transaction support team associated with the formation of Altura Energy), with all Amoco service time associated with assets in the Permian Basin. He holds a B.S. in Petroleum Engineering from Texas A&M University and an Executive M.B.A. from the University of Houston. E&P companies that Mr. Newcomer has served and/or serves on the Board of Directors of include Riverbend, Ovation Energy, Chalker Energy II & III, and Navidad Resources. Furthermore, he has served or serves on the Board of Directors of Houston Producer's Forum and the Advisory Boards of Yellowstone Academy and Stoney Creek Ranch. We believe that Mr. Newcomer's experience as a chief executive officer of an oil and gas company, as well as his broad knowledge of the industry and oil and gas investments, qualify him for service on our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of five members, including our Chief Executive Officer.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2015, 2016 and 2017, respectively. Mr. Carter will be assigned to Class I, Messrs. Smith and Newcomer will be assigned to Class II, and Messrs. Sheffield and Alameddine will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

Our board of directors currently consists of five members, including our Chief Executive Officer. The board of directors reviewed the independence of our directors using the independence standards of the NYSE and, based on this review, determined that Messrs. Alameddine, Carter, Newcomer and Smith are independent within the meaning of the NYSE listing standards currently in effect and that Messrs. Alameddine and Newcomer are independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We have established an audit committee. Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee initially consists of two directors, Messrs. Alameddine and Newcomer, who are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee

We have established a compensation committee. The compensation committee initially consists of two directors, Messrs. Carter and Alameddine, who are "independent" under the rules of the SEC. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The nominating and corporate governance committee initially consists of three directors, Messrs. Carter, Smith and Newcomer, who are "independent" under the rules of the NYSE. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

<u>Annex D</u>

PARSLEY ENERGY, INC.
PRO FORMA CONSOLIDATED AND COMBINED BALANCE SHEET
MARCH 31, 2014
(Unaudited)

	Parsley Energy, LLC Historical	Pacer Acquisition (a)	Debt Refinancing	Corporate Reorganization	Offering	Pro Forma
				(in thousands)		
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ 2,398	$ —	$25,090 (b)	$ (5,608) (c)	$ 565,000 (f)	$ 421,598
					(165,282)(g)	
Accounts receivable:						
Joint interest owners and other	112,375	—	—	—	—	112,375
Oil and gas	24,892	—	—	—	—	24,892
Related parties	501	—	—	—	—	501
Short-term derivative instruments	8,138	—	—	—	—	8,138
Materials and supplies	3,482	—	—	—	—	3,482
Other current assets	1,021	—	—	—	—	1,021
Total current assets	152,807	—	25,090	(5,608)	265,918	572,007
PROPERTY, PLANT AND EQUIPMENT, AT COST						
Oil and natural gas properties, successful efforts method	715,555	165,438	—	—	—	880,993
Accumulated depreciation, depletion and amortization	(53,008)	—	—	—	—	(53,008)
Total oil and natural gas properties, net	662,547	165,438	—	—	—	827,985
Other property, plant and equipment, net	7,940	—	—	—	—	7,940
Total property, plant and equipment, net	670,487	165,438	—	—	—	835,925
NONCURRENT ASSETS						
Long-term derivative instruments	21,498	—	—	—	—	21,498
Equity investment	1,893	—	—	—	—	1,893
Deferred loan costs, net	10,800	—	3,160 (b)	—	—	13,960
Total noncurrent assets	34,191	—	3,160	—	—	37,351
TOTAL ASSETS	$857,485	$165,438	$28,250	$ (5,608)	$ 399,718	$1,445,283
LIABILITIES AND MEMBERS' EQUITY						
CURRENT LIABILITIES						
Accounts payable and accrued expenses	$163,876	$ —	$ 2,250	$ —	$ —	$ 166,126
Revenue and severance taxes payable	29,356	—	—	—	—	29,356
Current portion of long-term debt	402	—	—	—	—	402
Short-term derivative instruments	4,443	—	—	—	—	4,443
Amounts due related parties	212	—	—	—	—	212
Total current liabilities	198,289	—	2,250	—	—	200,539
NONCURRENT LIABILITIES						
Long-term debt	532,673	165,282	26,000 (b)	—	(165,282)(g)	558,673
Asset retirement obligations	9,264	156	—	—	—	9,420
Deferred tax liability	3,117	—	—	38,099 (d)	—	41,216
Payable pursuant to tax receivable agreement	—	—	—	28,891 (e)	—	28,891
Long-term derivative instruments	3,599	—	—	—	—	3,599
Total noncurrent liabilities	548,653	165,438	26,000	66,990	(165,282)	641,799
COMMITMENTS AND CONTINGENCIES						
MEZZANINE EQUITY						
Redeemable LLC Interests	78,880	—	—	(78,880) (c)	—	—
MEMBERS' EQUITY	31,663	—	—	(31,663) (c)	—	—
SHAREHOLDERS' EQUITY						
Preferred stock	—	—	—	—	—	—
Common stock						
Class A	—	—	—	433 (c)	364 (f)	797
Class B	—	—	—	321 (c)	—	321
Additional paid-in capital	—	—	—	104,181 (c)	564,636 (f)	450,702
				(38,099)(d)	(192,271)(f)	
				(28,891)(e)	41,146 (h)	
Accumulated deficit	—	—	—	—	(41,146)(h)	(41,146)
Total shareholders' equity	—	—	—	37,945	372,729	410,674
Noncontrolling interest	—	—	—	—	192,271	192,271
Total equity	31,663	—	—	6,282	565,000	602,945
TOTAL LIABILITIES AND EQUITY	$857,485	$165,438	$28,250	$ (5,608)	$ 399,718	$1,445,283

The accompanying notes are an integral part of these unaudited pro forma consolidated and combined financial statements.

NOTE 2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated and combined balance sheet:

(a) Adjustments reflect the Pacer Acquisition using borrowings under our revolving credit facility. A summary of the consideration paid and the fair value of the assets and liabilities acquired is as follows (in thousands):

Cash paid	$165,282
Fair Value of oil and natural gas properties	
Unevaluated properties	$136,912
Proved properties	28,526
Asset retirement obligation assumed	(156)
Total net assets acquired	$165,282

(b) Adjustments to reflect the issuance on April 17, 2014 of $150.0 million of 7.5% senior unsecured notes due February 15, 2022 at 104% of par for gross proceeds of $156.0 million. The issuance of these notes resulted in net proceeds, after offering expenses, of approximately $152.8 million, $130.0 million of which was used to repay all outstanding borrowings (as of March 31, 2014) on the revolving credit agreement.

(c) Reflects (1) the issuance of 43.3 million shares of Class A common stock to certain holders of PE Units, including NGP, in exchange for their PE Units, (2) the issuance of 32.1 million shares of Class B common stock to Parsley Energy, (3) the effective termination of the redemption rights held by certain interest holders and (4) the cash payment of approximately $5.6 million to holders of mezzanine equity interests in Parsley Energy that will be converted to PE Units.

(d) Reflects estimated change in long-term deferred tax liabilities for temporary differences between the historical cost basis and tax basis of the Company's assets and liabilities as the result of its change in tax status to a subchapter C corporation.

(e) Reflects the effect of the tax receivable agreement on our consolidated and combined balance sheet as a result of the Company's purchase of PE Units from Parsley Energy. Pursuant to the tax receivable agreement, the Company will be required to make cash payments to our existing owners equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local tax that the Company actually realizes, or in some circumstances is deemed to realize, as a result of certain future tax benefits to which the Company may become entitled. These tax benefit payments are not necessarily conditioned upon one or more of the existing owners maintaining a continued ownership interest in either Parsley Energy or the Company. The Company expects to benefit from the remaining 15% of cash savings, if any, that it may actually realize.

(f) Reflects estimated gross proceeds of $600.0 million from the issuance and sale of 36,363,636 shares of common stock at an assumed initial public offering price of $16.50 per share, net of underwriting discounts and commissions of $33.0 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $2.0 million. Upon completion of the Offering, the noncontrolling interest will be 28.7%. Pro forma cash and cash equivalents includes $132.8 million of the net proceeds of the Offering that the Company intends to use to fund the OGX Acquisition and related fees and expenses.

(g) Reflects the use of a portion of the net proceeds from the Offering to repay approximately $165.3 million of outstanding borrowings under Parsley Energy's revolving credit facility.

(h) Reflects additional incentive unit compensation expense as a result of acceleration of vesting and settlement of incentive units as a result of the Offering. A corresponding charge to earnings has not been reflected in the unaudited pro forma statement of operations as the charge is considered non-recurring.

Annex E

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation on December 11, 2013 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Parsley Energy, LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit number	Description
1.1	Form of Underwriting Agreement
2.1††	Form of Master Reorganization Agreement
2.2	Form of Agreement and Plan of Merger by and among Parsley Energy, Inc. and Parsley Energy Employee Holdings, LLC
**3.1	Form of Amended and Restated Certificate of Incorporation of Parsley Energy, Inc.
**3.2	Form of Amended and Restated Bylaws of Parsley Energy, Inc.
4.1	Form of Class A Common Stock Certificate
**4.2	Indenture dated February 5, 2014 between Parsley Energy, LLC, Parsley Finance Corp., each of the guarantors party thereto and U.S. Bank National Association, as trustee
5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

Exhibit number	Description
**10.1	Amended and Restated Credit Agreement, dated as of October 21, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto
10.2	Amended and Restated Credit Agreement, dated October 21, 2013, by and among Parsley Energy, L.P., as borrower, Chambers Energy Management, LP, as agent, and the several lenders party thereto
**10.3†	Form of Parsley Energy, Inc. 2014 Long-Term Incentive Plan
**10.4	Form of Tax Receivable Agreement
**10.5	Form of Parsley Energy, LLC First Amended and Restated Limited Liability Agreement
**10.6	Form of Director Indemnification Agreement
**10.7	Form of Registration Rights Agreement
**10.8†	Employment Agreement, dated January 23, 2014, between Parsley Energy Operations, LLC and Bryan Sheffield
**10.9†	Employment Agreement, dated January 24, 2014, between Parsley Energy Operations, LLC and Colin Roberts
**10.10†	Employment Agreement, dated February 13, 2014, between Parsley Energy Operations, LLC and Matthew Gallagher
**10.11†	Form of Vice President Employment Agreement
**10.12†	Form of Management Employment Agreement
**10.13	Amended and Restated Limited Liability Company Agreement of Parsley Energy Employee Holdings LLC
**10.14	First Amendment to Amended and Restated Credit Agreement, dated December 20, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto
**10.15	Second Amendment to Amended and Restated Credit Agreement, dated February 5, 2014, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto
10.16†	Form of Restricted Stock Agreement
10.17†	Form of Notice of Grant of Restricted Stock (Time-Based)
10.18†	Form of Notice of Grant of Restricted Stock (Performance-Based)
10.19	Fifth Amendment to Amended and Restated Credit Agreement, dated May 9, 2014, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto
**21.1	List of Subsidiaries of Parsley Energy, Inc.
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of KPMG LLP
23.4	Consent of KPMG LLP
**23.5	Consent of Netherland, Sewell & Associates, Inc.

Exhibit number	Description
23.6	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
**24.1	Power of Attorney (included on the signature page of the initial filing of the Registration Statement)
**99.1	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2013
**99.2	Netherland, Sewell & Associates, Inc. Audit Letter with respect to reserves acquired from Pacer Energy, Ltd.

* To be filed by amendment.
† Compensatory plan or arrangement.
** Previously filed.
†† Schedules and similar attachments to the Form of Master Reorganization Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit number	Description
1.1	Form of Underwriting Agreement
2.1††	Form of Master Reorganization Agreement
2.2	Form of Agreement and Plan of Merger by and among Parsley Energy, Inc. and Parsley Energy Employee Holdings, LLC
**3.1	Form of Amended and Restated Certificate of Incorporation of Parsley Energy, Inc.
**3.2	Form of Amended and Restated Bylaws of Parsley Energy, Inc.
4.1	Form of Class A Common Stock Certificate
**4.2	Indenture dated February 5, 2014 between Parsley Energy, LLC, Parsley Finance Corp., each of the guarantors party thereto and U.S. Bank National Association, as trustee
5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
**10.1	Amended and Restated Credit Agreement, dated as of October 21, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto
10.2	Amended and Restated Credit Agreement, dated October 21, 2013, by and among Parsley Energy, L.P., as borrower, Chambers Energy Management, LP, as agent, and the several lenders party thereto
**10.3†	Form of Parsley Energy, Inc. 2014 Long-Term Incentive Plan
**10.4	Form of Tax Receivable Agreement
**10.5	Form of Parsley Energy, LLC First Amended and Restated Limited Liability Agreement
**10.6	Form of Director Indemnification Agreement
**10.7	Form of Registration Rights Agreement.
**10.8†	Employment Agreement, dated January 23, 2014, between Parsley Energy Operations, LLC and Bryan Sheffield
**10.9†	Employment Agreement, dated January 24, 2014, between Parsley Energy Operations, LLC and Colin Roberts
**10.10†	Employment Agreement, dated February 13, 2014, between Parsley Energy Operations, LLC and Matthew Gallagher
**10.11†	Form of Vice President Employment Agreement
**10.12†	Form of Management Employment Agreement
**10.13	Amended and Restated Limited Liability Company Agreement of Parsley Energy Employee Holdings LLC
**10.14	First Amendment to Amended and Restated Credit Agreement, dated December 20, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto
**10.15	Second Amendment to Amended and Restated Credit Agreement, dated February 5, 2014, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto
10.16†	Form of Restricted Stock Agreement
10.17†	Form of Notice of Grant of Restricted Stock (Time-Based)
10.18†	Form of Notice of Grant of Restricted Stock (Performance-Based)
10.19	Fifth Amendment to Amended and Restated Credit Agreement, dated May 9, 2014, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto

Exhibit number	Description
**21.1	List of Subsidiaries of Parsley Energy, Inc.
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of KPMG LLP
23.4	Consent of KPMG LLP
**23.5	Consent of Netherland, Sewell & Associates, Inc.
23.6	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
**24.1	Power of Attorney (included on the signature page of the initial filing of the Registration Statement)
**99.1	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2013
**99.2	Netherland, Sewell & Associates, Inc. Audit Letter with respect to reserves acquired from Pacer Energy, Ltd.

*   To be filed by amendment.
†   Compensatory plan or arrangement.
**   Previously filed.
††   Schedules and similar attachments to the Form of Master Reorganization Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Annex F

previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. We identified a significant deficiency in our internal control over financial reporting relating to the under-reporting of production volumes for the first quarter of 2014 as a result of certain calculation errors and the failure to record production from a discrete number of wells. See Note 2 to our condensed consolidated and combined financial statements as of March 31, 2014, included in this prospectus. Although we are taking steps to strengthen our accounting staff and internal controls and plan to take additional measures to remediate the underlying causes of this significant deficiency, including implementing an additional level of review of production volumes as reported in our financial statements by our Chief Operating Officer, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this significant deficiency. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Revision of First Quarter 2014 Financial Statements

During the preparation of our registration statement on Form S-1, of which these financial statements are a part, we identified and corrected errors in our accrual for earned oil, natural gas and natural gas liquids production previously reported in our financial statements for the period ended March 31, 2014. As a result, the table below sets forth the effect of errors in certain of our reported amounts in our condensed consolidated and combined balance sheet as of March 31, 2014, and condensed consolidated and combined statement of operations for the three months ended March 31, 2014 (in thousands):

	March 31, 2014		
	As Reported	As Revised	Change
Total revenues.	$ 56,860	$ 57,730	$870
Total operating expenses	36,016	36,629	613
Net income	1,727	1,983	256
Total assets	$857,229	$857,485	$256
Members' equity	31,407	31,663	256

We assessed the materiality of the errors in accordance with the SEC guidance on considering the effects of misstatements based on an analysis of quantitative and qualitative factors. Based on this analysis, we determined that the errors were immaterial to the three months ended March 31, 2014. We have reflected the correction of these errors in the period in which they originated and revised our condensed consolidated and combined balance sheet and statements of operations and changes in members' equity as of and for the three months ended March 31, 2014.